Exhibit 99.1

VNET Reports Unaudited Fourth Quarter and Full Year 2022 Financial Results

BEIJING, March 21, 2023 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) ("VNET" or the "Company"), a leading carrier- and cloud-neutral internet data center services provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

“We concluded a challenging 2022 with solid fourth quarter results, achieving meaningful development on a broad scale,” said Jeff Dong, Chief Executive Officer of VNET. “Amid the macro headwinds, our dual-core strategy encompassing both the wholesale and retail IDC markets continued to prove strongly effective. We continued to grow our wholesale business with two major orders totaling over 100MW, extending the service contract with one of our largest existing customers in the fourth quarter and winning a bid for an IDC project with a new customer recently. On the retail business front, we made decent progress in expanding our customer base and fueling deeper collaboration with existing customers as we have been consistently building out our high-quality service offerings. Heading into 2023, with a gradual but noticeable economic recovery, we remain optimistic about the long-term prospects of the IDC industry.”

Tim Chen, Chief Financial Officer of VNET, commented, “We delivered a resilient performance in the fourth quarter of 2022, with year-over-year revenue growth of 7.7% and adjusted EBITDA margin of 22.6%. For the full year of 2022, we achieved our annual cabinet delivery target by adding approximately 8,400 self-built cabinets despite external challenges, which speaks to our outstanding execution. Looking ahead, we will continue to execute on our dual-core growth strategy and remain focused on our core businesses, while continuing to explore more capital resources to strengthen our financial position.”

Fourth Quarter 2022 Financial Highlights

•	Net revenues increased by 7.7% to RMB1.88 billion (US$272.7 million) from RMB1.75 billion in the same period of 2021.
•	Adjusted cash gross profit (non-GAAP) increased by 3.7% to RMB740.1 million (US$107.3 million) from RMB713.8 million in the same period of 2021. Adjusted cash gross margin (non-GAAP) was 39.4%, compared to 40.9% in the same period of 2021.
•	Adjusted EBITDA (non-GAAP) decreased by 8.3% to RMB424.3 million (US$61.5 million) from RMB463.0 million in the same period of 2021. Adjusted EBITDA margin (non-GAAP) was 22.6%, compared to 26.5% in the same period of 2021.

Full Year 2022 Financial Highlights

•	Net revenues increased by 14.1% to RMB7.07 billion (US$1.02 billion) from RMB6.19 billion in the full year of 2021.
•	Adjusted cash gross profit (non-GAAP) increased by 8.1% to RMB2.85 billion (US$412.7 million) from RMB2.63 billion in the full year of 2021. Adjusted cash gross margin (non-GAAP) was 40.3%, compared to 42.6% in the full year of 2021.
•	Adjusted EBITDA (non-GAAP) increased by 6.8% to RMB1.87 billion (US$ 271.5 million) from RMB1.75 billion in the full year of 2021. Adjusted EBITDA margin (non-GAAP) was 26.5%, compared to 28.3% in the full year of 2021.

Fourth Quarter 2022 Operational Highlights

•	Total cabinets under management increased by 4,662 in the fourth quarter of 2022 to reach 87,322 as of December 31, 2022, compared to 78,540 as of December 31, 2021.
•	Cabinets utilized by customers increased by 2,489 in the fourth quarter of 2022 to reach 48,016 as of December 31, 2022, compared to 45,527 as of September 30, 2022 and 41,703 as of December 31, 2021.
•	Overall utilization rate of cabinets[1] was 55.0% as of December 31, 2022, compared to 55.1% as of September 30, 2022 and 53.1% as of December 31, 2021.
•	Retail IDC MRR[2] per cabinet increased to RMB9,371 in the fourth quarter of 2022, compared to RMB9,287 in the third quarter of 2022 and RMB9,301 in the fourth quarter of 2021.

1 The overall utilization rate is calculated by dividing the number of customer-utilized cabinets by the total cabinets under management at the end of the period. Before the first quarter of 2022, the Company used the compound utilization rate, a metric that was calculated based on the weighted average number of customer-utilized cabinets over the reported period.

2 Retail IDC MRR refers to Monthly Recurring Revenues for the retail IDC business.

Fourth Quarter 2022 Financial Results

NET REVENUES: Net revenues in the fourth quarter of 2022 were RMB1.88 billion (US$272.7 million), representing an increase of 7.7% from RMB1.75 billion in the same period of 2021. The year-over-year increase was mainly due to the increased demand from both wholesale and retail IDC customers, as well as the growth of our cloud and VPN services.

GROSS PROFIT: Gross profit in the fourth quarter of 2022 was RMB328.4 million (US$47.6 million), compared with RMB380.0 million in the same period of 2021. Gross margin in the fourth quarter of 2022 was 17.5%, compared to 21.8% in the same period of 2021.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB740.1 million (US$107.3 million) in the fourth quarter of 2022, compared to RMB713.8 million in the same period of 2021. Adjusted cash gross margin in the fourth quarter of 2022 was 39.4%, compared to 40.9% in the same period of 2021.

OPERATING EXPENSES: Total operating expenses in the fourth quarter of 2022 were RMB345.7 million (US$50.1 million), compared to RMB649.7 million in the same period of 2021. As a percentage of net revenues, total operating expenses in the fourth quarter of 2022 were 18.4%, compared to 37.2% in the same period of 2021.

Sales and marketing expenses in the fourth quarter of 2022 were RMB76.4 million (US$11.1 million), compared to RMB85.5 million in the same period of 2021.

Research and development expenses in the fourth quarter of 2022 were RMB84.1 million (US$12.2 million), compared to RMB63.0 million in the same period of 2021.

General and administrative expenses in the fourth quarter of 2022 were RMB156.2 million (US$22.7 million), compared to RMB390.9 million in the same period of 2021.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, compensation for postcombination employment in an acquisition, impairment of loan receivable to potential investee and impairment of long-lived assets, were RMB355.4 million (US$51.5 million) in the fourth quarter of 2022, compared to RMB273.7 million in the same period of 2021. As a percentage of net revenues, adjusted operating expenses in the fourth quarter of 2022 were 18.9%, compared to 15.7% in the same period of 2021.

ADJUSTED EBITDA: Adjusted EBITDA in the fourth quarter of 2022 was RMB424.3 million (US$61.5 million), representing a decrease of 8.3% from RMB463.0 million in the same period of 2021. Adjusted EBITDA in the fourth quarter of 2022 excluded reverse of share-based compensation expenses of RMB7.8 million (US$1.1 million). Adjusted EBITDA margin in the fourth quarter of 2022 was 22.6%, compared to 26.5% in the same period of 2021.

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS: Net loss attributable to ordinary shareholders in the fourth quarter of 2022 was RMB64.2 million (US$9.3 million), compared to a net loss attributable to ordinary shareholders of RMB27.3 million in the same period of 2021. Net loss attributable to ordinary shareholders in the fourth quarter of 2022 included a loss from changes in the fair value of convertible promissory notes of RMB48.5 million (US$7.0 million), compared to a gain of RMB227.8 million in the same period of 2021.

LOSS PER SHARE: Basic and diluted loss per share in the fourth quarter of 2022 were both RMB0.07 (US$0.01) which represented the equivalent of both RMB0.42 (US$0.06) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using adjusted net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of December 31, 2022, the aggregate amount of the Company’s cash, cash equivalents and restricted cash was RMB2.99 billion (US$433.4 million).

Net cash generated from operating activities, in the fourth quarter of 2022, was RMB569.6 million (US$82.6 million), compared to RMB664.0 million in the same period of 2021.

Full Year 2022 Financial Results

NET REVENUES: Net revenues in the full year of 2022 increased by 14.1% to RMB7.07 billion (US$1.02 billion) from RMB6.19 billion in the full year of 2021.

GROSS PROFIT: Gross profit in the full year of 2022 was RMB1.36 billion (US$196.9 million), representing a decrease of 5.5% from RMB1.44 billion in the full year of 2021. Gross margin in the full year of 2022 was 19.2%, compared to 23.2% in the full year of 2021.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB2.85 billion (US$412.7 million) in the full year of 2022, compared to RMB2.63 billion in the full year of 2021. Adjusted cash gross margin in the full year of 2022 was 40.3%, compared to 42.6% in the full year of 2021.

OPERATING EXPENSES: Total operating expenses in the full year of 2022 were RMB1.24 billion (US$179.4 million), compared to RMB1.42 billion in the full year of 2021. As a percentage of net revenues, total operating expenses in the full year of 2022 were 17.5%, compared to 22.9% in the full year of 2021.

Sales and marketing expenses in the full year of 2022 were RMB311.9 million (US$45.2 million), compared to RMB255.4 million in the full year of 2021.

Research and development expenses in the full year of 2022 were RMB306.8 million (US$44.5 million), compared to RMB188.5 million in the full year of 2021.

General and administrative expenses in the full year of 2022 were RMB642.9 million (US$93.2 million), compared to RMB842.4 million in the full year of 2021.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, compensation for postcombination employment in an acquisition, impairment of loan receivable to potential investee and impairment of long-lived assets, were RMB1.08 billion (US$156.9 million) in the full year of 2022, compared to RMB965.7 million in the full year of 2021. As a percentage of net revenues, adjusted operating expenses in the full year of 2022 were 15.3%, compared to 15.6% in the full year of 2021.

ADJUSTED EBITDA: Adjusted EBITDA in the full year of 2022 was RMB1.87 billion (US$271.5 million), representing an increase of 6.8% from RMB1.75 billion in the full year of 2021. Adjusted EBITDA in the full year of 2022 excluded share-based compensation expenses of RMB118.2 million (US$17.1 million). Adjusted EBITDA margin in the full year of 2022 was 26.5%, compared to 28.3% in the full year of 2021.

NET PROFIT/LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS: Net loss attributable to ordinary shareholders in the full year of 2022 was RMB776.0 million (US$112.5 million), compared to a net profit attributable to ordinary shareholders of RMB500.1 million in the full year of 2021. Net loss attributable to ordinary shareholders in the full year of 2022 included foreign exchange loss of RMB523.2 million (US$75.9 million), compared to a foreign exchange gain of RMB110.0 million in the full year of 2021.

LOSS PER SHARE: Basic and diluted loss per share in the full year of 2022 were both RMB0.87 (US$0.13) which represented the equivalent of both RMB5.22 (US$0.78) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using adjusted net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

Net cash generated from operating activities in the full year of 2022 was RMB2.60 billion (US$377.3 million), compared to RMB1.39 billion in the full year of 2021.

Business Outlook

The Company expects net revenues for the full year of 2023 to be in the range of RMB7,600 million to RMB7,900 million, representing a year-over-year growth of 7.6% to 11.8%, and adjusted EBITDA to be in the range of RMB2,025 million to RMB2,125 million, representing a year-over-year growth of 8.1% to 13.5%.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, and is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on Tuesday, March 21, 2023, or 9:00 AM Beijing Time on Wednesday, March 22, 2023.

For participants who wish to join the call, please access the link provided below to complete the online registration process and dial in 5 minutes prior to the scheduled call start time.

Event Title:	VNET Fourth Quarter and Full Year 2022 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI709e0aa4469e467db06fa0d18082d4bf

Upon registration, each participant will receive a set of dial-in numbers by location, a personal PIN and an email with further detailed instructions, which will be used to join the conference call.

A simultaneous audio webcast and replay of the conference call will be accessible on the Company’s investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,372,481	2,661,321	385,855
Restricted cash	327,767	327,673	47,508
Accounts and notes receivable, net	1,405,997	1,763,693	255,711
Prepaid expenses and other current assets	2,049,911	2,147,500	311,361
Amounts due from related parties	167,967	152,089	22,051
Total current assets	5,324,123	7,052,276	1,022,486

Non-current assets:
Property and equipment, net	10,092,419	11,964,498	1,734,689
Intangible assets, net	900,335	1,497,131	217,064
Land use rights, net	337,235	576,020	83,515
Operating lease right-of-use assets, net	2,869,338	3,503,925	508,021
Goodwill	1,339,657	1,364,191	197,789
Restricted cash	8,225	500	72
Deferred tax assets, net	168,002	196,098	28,432
Long-term investments, net	98,243	242,194	35,115
Other non-current assets	1,957,462	551,572	79,970
Total non-current assets	17,770,916	19,896,129	2,884,667
Total assets	23,095,039	26,948,405	3,907,153

Liabilities and Shareholders' Equity
Current liabilities:
Accounts and notes payable	493,506	713,628	103,466
Accrued expenses and other payables	2,298,089	2,410,479	349,487
Advances from customers	1,041,902	1,157,963	167,889
Deferred revenue	55,695	95,078	13,785
Income taxes payable	43,770	42,017	6,092
Amounts due to related parties	8,772	6,928	1,004
Current portion of long-term borrowings	384,158	484,020	70,176
Current portion of convertible promissory notes	-	537,778	77,970
Current portion of finance lease liabilities	244,032	206,260	29,905
Current portion of deferred government grant	2,074	3,646	529
Current portion of operating lease liabilities	607,997	674,288	97,763
Total current liabilities	5,179,995	6,332,085	918,066

Non-current liabilities:
Long-term borrowings	2,215,015	3,049,856	442,188
Convertible promissory notes	4,266,951	5,859,259	849,513
Non-current portion of finance lease liabilities	1,119,751	1,047,640	151,894
Unrecognized tax benefits	77,573	87,174	12,639
Deferred tax liabilities	348,404	682,580	98,965
Non-current portion of deferred government grant	2,294	2,673	388
Non-current portion of operating lease liabilities	2,284,055	2,905,283	421,226
Total non-current liabilities	10,314,043	13,634,465	1,976,813

Shareholders' equity
Treasury stock	(349,523)	(349,523)	(50,676)
Ordinary shares	60	60	9
Additional paid-in capital	15,198,055	15,239,926	2,209,582
Accumulated other comprehensive (loss) income	(90,443)	11,022	1,598
Statutory reserves	74,462	77,995	11,308
Accumulated deficit	(7,590,382)	(8,369,868)	(1,213,517)
Total VNET Group, Inc. shareholders’ equity	7,242,229	6,609,612	958,304
Noncontrolling interest	358,772	372,243	53,970
Total shareholders' equity	7,601,001	6,981,855	1,012,274
Total liabilities and shareholders' equity	23,095,039	26,948,405	3,907,153

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Twelve months ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues	1,745,440	1,814,210	1,880,673	272,672	6,189,801	7,065,232	1,024,362
Cost of revenues	(1,365,472)	(1,497,627)	(1,552,298)	(225,062)	(4,751,771)	(5,706,976)	(827,434)
Gross profit	379,968	316,583	328,375	47,610	1,438,030	1,358,256	196,928

Operating income (expense)
Other operating income	-	5,763	12,965	1,880	-	60,013	8,701
Sales and marketing	(85,474)	(80,245)	(76,363)	(11,072)	(255,400)	(311,917)	(45,224)
Research and development	(63,037)	(73,350)	(84,137)	(12,199)	(188,489)	(306,842)	(44,488)
General and administrative	(390,935)	(165,436)	(156,228)	(22,651)	(842,354)	(642,945)	(93,218)
(Allowance) reversal for doubtful debt	(1,028)	3,096	(41,983)	(6,087)	(18,399)	(35,409)	(5,134)
Impairment of loan receivable to potential investee	9	-	-	-	(2,807)	-	-
Impairment of long-lived assets	(109,267)	-	-	-	(109,267)	-	-
Total operating expenses	(649,732)	(310,172)	(345,746)	(50,129)	(1,416,716)	(1,237,100)	(179,363)

Operating (loss) profit	(269,764)	6,411	(17,371)	(2,519)	21,314	121,156	17,565
Interest income	8,937	9,455	8,756	1,270	31,897	31,574	4,578
Interest expense	(75,363)	(78,733)	(72,923)	(10,573)	(334,950)	(273,305)	(39,626)
Impairment of long-term investment	-	-	-	-	(3,495)	-	-
Other income	22,137	2,169	6,872	996	33,923	17,328	2,512
Other expenses	(3,498)	(3,174)	(22,380)	(3,245)	(22,700)	(26,599)	(3,856)
Changes in the fair value of convertible promissory notes	227,843	13,179	(48,510)	(7,033)	829,149	22,626	3,280
Foreign exchange gain (loss)	82,444	(317,157)	89,048	12,911	110,036	(523,235)	(75,862)
(Loss) gain before income taxes and (loss) gain from equity method investments	(7,264)	(367,850)	(56,508)	(8,193)	665,174	(630,455)	(91,409)
Income tax expenses	(15,549)	(55,717)	(101)	(15)	(111,407)	(133,464)	(19,350)
(Loss) gain from equity method investments	(1,729)	(384)	(828)	(120)	(38,666)	1,925	279
Net (loss) profit	(24,542)	(423,951)	(57,437)	(8,328)	515,101	(761,994)	(110,480)
Net gain attributable to noncontrolling interest	(2,736)	(1,260)	(6,807)	(987)	(15,003)	(13,958)	(2,024)
Net (loss) profit attributable to the Company’s ordinary shareholders	(27,278)	(425,211)	(64,244)	(9,315)	500,098	(775,952)	(112,504)

(Loss) profit per share
Basic	(0.03)	(0.48)	(0.07)	(0.01)	0.57	(0.87)	(0.13)
Diluted	(0.28)	(0.48)	(0.07)	(0.01)	(0.36)	(0.87)	(0.13)
Shares used in (loss) profit per share computation
Basic*	867,823,835	888,443,329	888,327,554	888,327,554	865,352,554	886,817,620	128,576,469
Diluted*	901,823,836	888,443,329	888,327,554	888,327,554	911,591,433	886,817,620	128,576,469

(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(0.18)	(2.88)	(0.42)	(0.06)	3.42	(5.22)	(0.78)
Diluted	(1.68)	(2.88)	(0.42)	(0.06)	(2.16)	(5.22)	(0.78)

* Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Twelve months ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	379,968	316,583	328,375	47,610	1,438,030	1,358,256	196,929
Plus: depreciation and amortization	329,929	388,217	409,825	59,419	1,182,114	1,487,438	215,658
Plus: share-based compensation expenses	3,932	2,876	1,893	274	13,713	563	82
Adjusted cash gross profit	713,829	707,676	740,093	107,303	2,633,857	2,846,257	412,669
Adjusted cash gross margin	40.9%	39.0%	39.4%	39.4%	42.6%	40.3%	40.3%

Operating expenses	(649,732)	(310,172)	(345,746)	(50,129)	(1,416,716)	(1,237,100)	(179,363)
Plus: share-based compensation expenses	249,108	32,355	(9,684)	(1,404)	306,297	117,607	17,051
Plus: compensation for postcombination employment in an acquisition	17,644	2,685	-	-	32,603	37,398	5,422
Plus: impairment of loan receivable to potential investee	(9)	-	-	-	2,807	-	-
Plus: impairment of long-lived assets	109,267	-	-	-	109,267	-	-
Adjusted operating expenses	(273,722)	(275,132)	(355,430)	(51,533)	(965,742)	(1,082,095)	(156,890)

Operating (loss) profit	(269,764)	6,411	(17,371)	(2,519)	21,314	121,156	17,566
Plus: depreciation and amortization	352,784	410,988	449,469	65,167	1,267,578	1,595,942	231,390
Plus: share-based compensation expenses	253,040	35,231	(7,791)	(1,130)	320,010	118,170	17,133
Plus: compensation for postcombination employment in an acquisition	17,644	2,685	-	-	32,603	37,398	5,422
Plus: impairment of loan receivable to potential investee	(9)	-	-	-	2,807	-	-
Plus: impairment of long-lived assets	109,267	-	-	-	109,267	-	-
Adjusted EBITDA	462,962	455,315	424,307	61,518	1,753,579	1,872,666	271,511
Adjusted EBITDA margin	26.5%	25.1%	22.6%	22.6%	28.3%	26.5%	26.5%

VNET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	December 31, 2021	September 30, 2022	December 31, 2022
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(24,542)	(423,951)	(57,437)	(8,328)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization	352,784	410,988	449,469	65,167
Share-based compensation expenses	253,040	35,231	(7,791)	(1,130)
Others	(8,128)	436,876	131,774	19,105
Changes in operating assets and liabilities
Accounts and notes receivable	113,974	64,291	(109,803)	(15,920)
Prepaid expenses and other current assets	93,473	84,574	175,880	25,500
Accounts and notes payable	1,399	(47,279)	65,879	9,552
Accrued expenses and other payables	70,162	158,009	108,598	15,745
Deferred revenue	(12,799)	20,086	(774)	(112)
Advances from customers	53,499	(33,711)	(46,355)	(6,721)
Others	(228,871)	(97,697)	(139,873)	(20,280)
Net cash generated from operating activities	663,991	607,417	569,567	82,578

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(935,772)	(563,546)	(898,459)	(130,264)
Purchases of intangible assets	(8,625)	(16,976)	(17,132)	(2,484)
Payments for investments	(566,460)	(36,631)	(209,998)	(30,447)
Proceeds from (payments for) other investing activities	374,013	2,670	(207,794)	(30,127)
Net cash used in investing activities	(1,136,844)	(614,482)	(1,333,383)	(193,322)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	490,815	273,169	156,912	22,750
Repayment of bank borrowings	(141,686)	(73,070)	(56,390)	(8,176)
Payments for finance lease	(97,772)	(116,896)	(65,886)	(9,553)
Repayment of 2021 Notes	(1,945,620)	-	-	-
Payments for other financing activities	(48,644)	(10,438)	(23,625)	(3,425)
Net cash (used in) generated from financing activities	(1,742,907)	72,765	11,011	1,596

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(7,255)	74,119	(13,774)	(1,996)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,223,015)	139,818	(766,579)	(111,144)
Cash, cash equivalents and restricted cash at beginning of period	3,931,488	3,616,255	3,756,073	544,579
Cash, cash equivalents and restricted cash at end of period	1,708,473	3,756,073	2,989,494	433,435